SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                              NETWORTHUSA.COM, INC.
             (Exact name of registrant as specified in its charter)

           Florida                                      95-4720231
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

8 Gaucho Drive, Rolling Hills Estates, California                          90274
(Address of registrant's principal executive offices)                 (Zip Code)

                                  310.831.9285
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

    Title of each class                          Name of Each Exchange on which
    to be so registered:                         each class is to be registered:
    --------------------                         -------------------------------

         None                                                None

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, par value $.001
                                (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                                Attorneys-at-Law
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of 23
                      Exhibit Index is specified on Page 21

                             NETWORTHUSA.COM, INC.,
                              A Florida Corporation

                   Index to Form 10-SB Registration Statement


Item Number and Caption                                               Page
-----------------------                                               ----

1.  Description of Business                                             3

2.  Management's Discussion and Analysis of Financial Condition
    and Results of Operations                                           9

3.  Description of Property                                            16

4.  Security Ownership of Certain Beneficial Owners and Management     16

5.  Directors, Executive Officers, Promoters and Control Persons       17

6.  Executive Compensation - Remuneration of Directors and Officers    18

7.  Certain Relationships and Related Transactions                     18

8.  Legal Proceedings                                                  19

9.  Market For Common Equity and Related Shareholder Matters           19

10. Recent Sales of Unregistered Securities                            19

11. Description of Securities                                          20

12. Indemnification of Officers and Directors                          20

13. Financial Statements                                               20

14. Changes in and Disagreements with Accountants                      21

15. Financial Statements and Exhibits                                  21

15(a) Index to Financial Statements                                    21
         Financial Statements                                   F-1 through F-9

15(b) Index to Exhibits                                                21
         Exhibits                                               E-1 through E-20

      Signatures                                                       23



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Item 1.  Description of Business.

Development of the Company. The Company was originally incorporated as AMERICAN FINANCIAL SEMINARS, INC., pursuant to the laws of the State of Florida and filed on July 17, 1992. The Company was inactive through June 1, 1998, and its corporate powers and privileges were suspended by the Florida Secretary of State (failure to pay franchise taxes or file reports). The Company was reinstated on June 4, 1998. On June 5, 1998, the Company filed an Articles of Amendment to its Articles of Incorporation increasing the authorized capital stock of the Company from 1,000 shares of $1.00 par value common stock to 25,000,000 shares of $.001 par value common stock. On October 26, 1998, the Company filed an Articles of Amendment to its Articles of Incorporation changing to ENVIRONMENTAL OIL TECHNOLGIES, INC. On January 11, 1999, the Company filed an Articles of Amendment to its Articles of Incorporation changing its name to AMERICAN INDUSTRIAL MINERALS GROUP, INC. On April 1, 1999, the Company filed an Articles of Amendment to its Articles of Incorporation changing its name to NETWORTHUSA.COM, INC. (previously defined as the "Company").

The Company has changed its management personnel several times since its inception in 1992. Specifically, from 1992 through July 15, 1998, the Company's sole director was Mark Bryn. On July 15, 1998, Mr. Bryn resigned and John Xinos was appointed to serve as the sole director of the Company. Mr. Xinos was also appointed President, Secretary and Treasurer of the Company. On or about January 7, 1999, Mr. Xinos resigned as director, President, Secretary and Treasurer of the Company and Karl Hartz was appointed as a director and President, Secretary and Treasurer of the Company. On or about April 18, 1999, Mr. Hartz resigned as director, President, Secretary and Treasurer of the Company and Robert Lockwood was appointed sole director, President, Secretary and Treasurer of the Company. On or about April 20, 1999, Mr. Lockwood resigned as Secretary of the Company and Robert E. Gove was appointed Secretary of the Company. On or about September 30, 1999, Mr. Gove and James Davis were appointed directors of the Company.

The executive offices of the Company are located at 8 Gaucho Drive, Rolling Hills Estates, California 90274. The Company's telephone number is 310.831.9285.

Business of the Company. The Company was originally organized under the name AMERICAN FINANCIAL SEMINARS, INC. for the purpose of engaging in the business of promoting financial seminars. After changing its name to ENVIRONMENTAL OIL TECHNOLGIES, INC., the Company amended its business plan to contemplate commercial oil reclamation in Europe. After changing its name to AMERICAN
INDUSTRIAL MINERALS GROUP, INC., the Company amended its business plan to contemplate commercial mining exploration activity on January 31, 1999, the Company entered into four contracts for the acquisition of mineral rights (or entities owning mineral rights). On March 31, 1999, the Company determined the financial requirements for mining operations in Canada exceeded its budget and rescinded these four contracts. After changing its name to NETWORTHUSA.COM, INC., the Company amended its business plan to provide for the organization, development and commercial exploitation of an Internet banking system offering international private Internet banking and securities brokerage services.

Plan of Operation. The Company has not received revenue from operations during any of the three fiscal years immediately prior to the filing of this registration statement. The Company currently has cash preserves of $4,430.00 which the Company believes it will satisfy its cash requirement for approximately one-hundred and twenty (120) days following the filing of this registration statement. The Company plans to raise $1,000,000 through a private offering of its $.001 par value common stock during the next year. The Company will use the capital raised from such offering to finance the development and operation of a website which will provide


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one-stop,  online shopping for financial  services.  The Company's  website will feature a variety of products and services which will enable a customer to buy mutual funds, manage checking accounts and credit cards, and buy and sell securities over the Internet. The Company's primary marketing focus will be to offer a wide range of banking and brokerage services to high net worth individuals seeking an offshore vehicle for banking and investing. In addition, the Company will focus its marketing efforts on retail investors, pension managers, Fortune 500 companies, portfolio managers, banks and other financial institutions. Therefore, the Company's business will not be dependent upon a single customer or a small group of customers. Moreover, the Company does not anticipate seasonal fluctuations in its business activities. The Company's operations will be primarily virtual and, therefore, the Company does not anticipate that federal, state and local provisions regulating the discharge of materials into the environment will have a material affect upon the Company's capital expenditures, earnings or competitive position.

The Company will offer a wide range of online investments by means of portfolio managers and individual trading facilitated directly through the Company's website. The Company will also offer access to offshore banking facilities and related features. The Company plans to offer the following services: investment consulting services; cash, margin and option accounts; managed accounts with a particular emphasis on position trading for active investors; and access to stocks, bonds, mutual funds and money market investments. Customers will be able to deposit funds using wire transfers, or registered mail, and will be able to withdraw cash from automated teller machines, using credit cards, or by wire transfer.

The   Company   has    reserved   six   domain    names:    www.networthusa.com,
www.networthusa.net,        www.networthworld.com,        www.networthworld.net,
www.networtheurope.com, and www.networtheurope.net. The Company has reserved the right to register such domain names until March 25, 2001. The Company may register or reserve additional domain names and will vigorously enforce its brand name rights.

In order to execute its business plan, the Company plans to lease commercial office space and commence development of its website. To that end, the Company has entered contract negotiations with two companies to assist the Company in leasing computer equipment and developing its Internet operations. First, the Company has entered into an oral agreement with Adrea Capital ("Adrea") to pay Adrea approximately $15,000 to develop a website which the Company would use for general corporate purposes. As of the date of this registration statement, Adrea has reserved the above-listed domain names on the Company's behalf and, once the Company has leased the necessary computer equipment, Adrea will begin development of the Company's general corporate website. Second, the Company is presently negotiating an agreement with Kenil International Limited in Luxemburg ("Kenil"). Within 60 days of this registration statement, and subject to raising the necessary capital from the Company's proposed securities offering, the Company anticipates it will enter into a final written agreement with Kenil pursuant to which the Company will pay Kenil approximately $300,000 to develop the operational structure of a website the Company will use for its online banking and brokerage services.

Pursuant to the terms of the anticipated agreement, Kenil will develop an Internet website with the banking infrastructure and operational capability to offer the financial services contemplated by the Company. Kenil will be responsible for the development of a balanced investment portfolio which will include banking, trust services, insurance, stock brokerage services, legal services, education and accounting. Kenil has proposed a system that would offer savings accounts, checking accounts, credit cards, ATM access, international business company formation, 7 x 24 trading of brokerage accounts, high yield certificates of deposit and numbered account access to the Company's customers. In addition, Kenil will provide complete insurance coverage of all managed accounts maintained on the Company's website. Moreover, Kenil will be


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responsible for recruiting and engaging  qualified  industry  professionals from the fields of financial operations, investment banking and brokerage systems to complete the Company's current management and to develop and operate the Company's website. It will be the joint responsibility of the Company and Kenil to develop the Company's customer base. For an additional fee not yet determined, Kenil will continue to provide maintenance services to the Company. See the executed Letter of Intent attached as Exhibit 10 to this registration statement.

The Company's business plan depends on raising additional capital and performance of Kenil of obligations as specified in the Letter of Intent, and failure of the Company to raise the necessary capital or failure of Kenil or other third parties to perform their obligations pursuant to agreements with the Company would significantly affect the Company's prospects for successfully developing, operating and commercially exploiting its proposed Internet banking and securities services. Moreover, the failure of the Company to attract additional management with securities and online banking experience would adversely affect the Company's prospects for its proposed business operations.

Overview of Electronic Banking and Securities Businesses and Competition. Over the past few years, financial institutions throughout the world have developed integrated Internet financial services, including online banking and real-time trading of securities. For example, Royal Bank Financial Group, a Canadian financial services company with over $270 billion in on-balance sheet assets and $1 trillion in off-balance sheet assets, has been managing online banking and related Internet financial services for over four years through a website located at www.royalbank.com. This company offers a full range of online transactional capabilities to consumers and small businesses and provides private network packaged software solutions to commercial and corporate banking clients.

In the United States, many major banks offer online banking to their customers. For example, Citizens Bank maintains a website which allows its customers to conduct banking transactions over the Internet. Information about the bank and the other services it provides are also included on the website. BankNet and Security First Network Bank are online banks which allow members to track their accounts, write electronic checks and carry out a number of other transactions online. Even regional banks such as Zions Bank, with physical facilities in Utah, have Internet websites which allow their customers to conduct Internet banking and apply for credit cards or loans online.

In Europe, major Swiss banks such as Banca della Svizzera Italiana ("BSI") maintain websites which provide information and online banking services to an international clientele. BSI purports to be the first Swiss bank to maintain such a website. So many European banks now offer such UNISYS, the Internet Banking Site and the Internet Banking & Financial Index providing information, news and directories of banks and their Internet services. The Internet banking trend has likewise spread to South America where BradescoNet Internet Banking, a Brazilian bank, offers access to customer accounts via the Internet, fax and telephone.

Just as the banking industry is moving online, securities brokerage is also available on the Internet. There are approximately 100 online securities trading and brokerage concerns, including such early entrants as E-Trade, Ameritrade, Charles Schwab and specialty firms such as AB Watley and OnlineTradingInc.com. Online trading is the fastest growing segment of the brokerage industry and is expected to continue to grow significantly. In a report dated March 11, 1999, independent research firm Forrester Research, Inc. estimated that the number of North American households investing online nearly doubled in 1998, reaching just under 2.4 million by the beginning of 1999. They also estimate that the number of investors will increase to 4.3 million by the end of 2000. The year-end estimate was surpassed in April 1999. In addition, recent predictions foretell the Internet will account for 60% of commissioned discount brokerage trading, approximately $2.2


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billion, by the year 2001. In 1996, Internet commissions  accounted for only 15%
of the market, or $268 million dollars.

North American Institutional Brokers ("NAIB"), a market maker in Nasdaq and OTC Bulletin Board stocks, recently opened a new division, EquityStation (located at www.equitystation.com), which is one of the first online trading services designed for the online investing community's top bracket of wealthy investors, money managers and registered investment advisors. EquityStation offers multilingual service to the United States, European and Latin American markets and allows remote, real-time trading of equity securities. EquityStation customers presently account for trading volume in excess of $6 million. EquityStation's operations for its remote, real-time trading of equity securities are located in Ft. Lauderdale, Florida. EquityStation employs English and Spanish speaking Series 7 licensed service representatives and provides its customers with real-time display of all market makers' bids and offers on a stock.

The Company faces significant competition from 1st Internet Group, Inc., a Florida corporation formed in 1998 which became a holding company in February 1999 by acquiring all of the outstanding stock of the following three operating companies: 1st Discount Brokerage, Inc.; 1st Discount Insurance, Inc.; and, Corporate Accounting Group, Inc., all of which are Florida corporations. The first of these companies is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"), is currently licensed in 45 states and is pending registration in the remaining five states. Through its subsidiaries, 1st Internet Group, Inc. now provides retail discount securities brokerage and related investment/portfolio management counseling services and utilizes a variety of electronic media, including the Internet, to service individual investors throughout the United States and internationally. This company also provides annuity and life insurance products to complement and augment the needs of brokerage and non-brokerage clientele and even provides accounting and tax preparation services to its brokerage and insurance clientele.

In addition to the direct competitors specified above, the Company also will compete against full-commission and discount brokerage firms, as well as against financial institutions, mutual fund sponsors and other organizations, many of which are significantly larger than the Company. Among such competitors are E*Trade Group Inc., Charles Schwab & Co. Inc., Quick & Reilly Inc., Waterhouse Securities Inc., Fidelity Brokerage Services Inc. and Datek Securities Corporation. Moreover, management of the Company believes that its target market for products and services will continue to attract additional competitors such as banks, insurance companies, providers of online financial and information services and others as they expand their product lines. The market for electronic banking and brokerage services is intensely competitive, rapidly changing and has few barriers to entry.

All of the companies specified above and many new entrants to the online banking and online securities markets, have greater financial and other resources and more experience in online banking and securities brokerage, than the Company. Moreover, a growing source of competition for Internet banking services comes, from the use of mobile telephones as a platform for smart card-based banking services. Telecom Italia Mobile ("TIM") recently ordered several million smart cards for deployment in 1999 to enable its mobile telephone customers to access TIM's equity trading. Many mobile phones are digital and digital mobile telephone services are based on the use of a tamper-resistant smart card (the Subscriber Identification Module, or "SIM") that provides a much higher level of security than almost any security software currently available for use on the Internet. The SIM was originally designed to hold a user's identification data, enabling subscribers to use their handset on any network worldwide. New applications utilizing the SIM make the mobile telephone a formidable platform for personal financial services.


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The  Swedish  Postal Bank  (Postbanken)  has a service  called  Mobil Smart that allows consumers to make payments from their telephone. MeritaNordbanken's customers can check their balance and transaction logs from their mobile phones. Even securities trading can be done by telephone. Dagens Industri, Europe's fourth largest business daily, has a pilot program which allows subscribers to receive financial data and trade on the Stockholm Exchange using a telephone or PDA (personal digital assistant, a handheld mobile phone incorporating other features).

There can be no assurance that competitors have not or will not succeed in developing technologies and products that are more effective than any which have been or are being developed by the Company or which would render the products of the Company obsolete and noncompetitive. Many of the competitors of the Company have substantially greater experience, financial and technical resources and production, marketing and development capabilities than the Company.

Governmental Regulation. The banking and securities industries are subject to extensive regulation pursuant to federal and state laws. The Company anticipates providing its customers with a fully functional, secure Internet offshore banking and securities trading facility . The business of the Company will expose it to risks that are inherent in the offshore banking industry. The Company may also become subject to the banking and securities regulations of various jurisdictions. The Federal Deposit Insurance Corporation ("FDIC") maintains a website which features a searchable database of banks with legitimate charters. This website solicits reports from the public regarding banking websites which are not FDIC-insured. The FDIC's Suspicious Internet
Banking website also specifies that companies soliciting assets over the Internet without an FDIC charter or insurance are violating United States' federal banking laws. Unless a bank is state chartered, or a national bank licensed by the United States Comptroller of the Currency, or a federal bank registered with the Office of Thrift Supervision, Internet banks offering services to United States citizens may be contacted by the Federal Bureau of Investigation and the Department of Justice, which are the enforcement arm for complaints provided by the public to the FDIC's website.

The FDIC has also promulgated new enforcement and review procedures for online banking. The extent of a financial services risk management program must be commensurate with the complexity and sophistication of the activities in which it engages. For example, the FDIC will evaluate, among other things, the security of internal networks, the security of public networks, the functionality of electronic capabilities (including informational and transactional capabilities) and the system components and process methodologies used in electronic payment systems. Even offshore institutions which offer services to residents of the United States are subject to the FDIC's review and enforcement procedures. In the event the Company was the subject of an FDIC complaint or investigation, it could have a material adverse affect on the operations and profitability of the Company.

The SEC is the federal agency responsible for administering the federal securities laws. In general, broker-dealers are required to register with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is not a registered broker-dealer. Pursuant to the Exchange Act, every registered broker-dealer that does business with the public is required to be a member of and is subject to the rules of the NASD. The NASD has established Conduct Rules for all securities transactions among broker- dealers and private investors, trading rules for over-the-counter markets and operational rules for its member firms. The NASD conducts examinations of member firms, investigates possible violations of the federal securities laws and its own rules and conducts disciplinary proceedings involving member firms and associated individuals. The NASD administers qualification testing for all securities principals and registered representatives for its own account and on behalf of the state securities authorities. In the event the Company was found to be acting in the capacity of a broker-dealer without having been registered, the Company and


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its management,  might be ordered to cease performing such activities and may be subject to cease-and-desist orders and other penalties, which might have a material adverse affect on the business and operations of the Company. Moreover, regulators in the United States and Canada are actively policing securities offers and sales in cyberspace. As a general rule, securities can only be offered and sold to the public after the appropriate regulatory agencies have reviewed and approved an issue's prospectus and other advertising information which will be provided to the public. In certain circumstances, an issuer may be exempt from the prospectus and registration requirements, but those exemptions seldom permit unrestricted offers and sales of securities to the public. Moreover, although the Regulation S exemption from the registration requirements of the Securities Act of 1933, as amended ("Act"), is available for offers and sales of securities outside the United States, the global nature of an online offering on an open system (a system readily available to the public) may preclude the possibility of an online Regulation S offering. Absent measures designed to restrict access to permitted offerees, an online offering would constitute a general solicitation or general advertisement in violation of Rules 505 and 506 (but not Rule 504) of Regulation D and the private offering exemption of Section 4(2) of the Act.

The SEC has approved general solicitation on the Internet which has the limited purpose of locating accredited investors as long as an investor invests only in offerings posted on the system after the investor is first qualified. The SEC also recently adopted a rule that coordinates with a new California exemption that allows for general solicitation provided certain conditions are satisfied. Nonetheless, offers and sales of securities over the Internet by the Company will subject the Company to significant regulatory compliance requirements and the Company's failure to demonstrate compliance with federal or foreign securities regulations would have a material adverse affect on the Company's operations.

The Company will also become subject to regulations pursuant to state securities laws. An amendment to the federal securities laws prohibits the states from imposing substantive requirements on broker-dealers which exceed those imposed pursuant to federal law. However, the recent amendment does not preclude the states from imposing registration requirements on broker-dealers that operate within their jurisdiction or from sanctioning these broker-dealers for engaging in misconduct.

Other Internet Regulation. Due to the increasing popularity of the Internet, various regulatory authorities are considering laws and/or regulations with respect to online services covering issues such as user privacy, pricing, content copyrights and quality of services. In addition, the growth and development of the market for online commerce may prompt more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. Furthermore, the applicability of existing laws to the Internet and other online services in various jurisdictions is uncertain. Finally, as the Company's services become available over the Internet in multiple states and foreign countries, these jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state and foreign country. New legislation or the application of laws and regulations from jurisdictions to online banking or brokerage services could have an adverse economic effect on the Company's results of operations. The Internet is largely unregulated and the laws governing the Internet remain unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy and taxation apply to the Internet. In addition, because of increasing popularity and use of the Internet, many laws and regulations may be adopted with respect to the Internet or other online services covering issues such as
(i) user privacy,  (ii) security,  (iii) pricing,  (iv) content, (v) copyrights,
(vi) distribution, (vii) taxation and (viii) characteristics and quality of services.

Risks Inherent in Internet Banking. The FDIC has identified specific risks of Internet electronic banking systems, which include the following: the uncertain enforceability of digital contracts, agreements and


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signatures;  user privacy issues;  contingent liabilities resulting from user or participant claims; uncertain legal jurisdiction with respect to taxation, criminal and civil laws; implications for interstate and international commerce; an uncertain regulatory environment, including uncertain applicability of
reserve   requirements   when  applied  to  electronic   money;   and  uncertain
acceptability of electronic documentation and disclosures under various state, federal and foreign regulations. Moreover, audit trails may be lacking in electronic systems, which results in uncertain applicability of financial record keeping, disclosure and under requirements mandated by the FDIC and the banking regulations it enforces.

Lack of Management. The Company recognizes its need to augment current management with additional officers, directors and management personnel having experience in securities and online banking and is currently seeking such candidates. Present management has no experience in online banking or the securities industry. Moreover, although the Company anticipates identifying and acquiring additional management to pursue its business plan, present management has no experience in the Company's target markets. The Company's failure to identify and hire management with significant experience in the online banking and securities industries could have a material adverse affect on the Company's operations.

Employees. Other than its officers, the Company currently has no employees. Management of the Company anticipates using consultants for development of its financial services website, accounting, engineering and legal services on an as-needed basis. Therefore, the Company does not anticipate any material change in the number of employees during the next 12 months.

Reports to Security Holders. Although the Company is not required to deliver an annual report to security holders, the Company intends to provide an annual report to its security holders, which will include audited financial statements. The Company is not a reporting company with the SEC but will become a reporting company if and when this registration statement becomes effective. In the event that the Company becomes a reporting company with the SEC, the public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov. The Company does not currently maintain its own Internet address.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

This registration statement includes, without limitation, certain statements containing the words "believes", "anticipates", "estimates", "could", "plans to" and "predicts" and words of a similar nature, which constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward looking and provide meaningful, cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact made in this Form 10-SB are forward-looking. In particular, the statements herein regarding the Company's plan of operation; the complete effect to the Company's operations if heavy stress is placed on the Company's computer systems or those of third parties on which it relies, the effect of name recognition associated with the Internet if Internet usage and online trading slow down; the complete effect on the business if the trading market experiences an unforeseen change; the effects on the operations of the Company if the Company experiences any sort of trouble with its clearing firm(s); the effects on the operations of the Company if the Company were to lose the services of any of its officers or directors or a conflict among employees arose; the readiness of the Company for the change to the Year 2000 and the readiness of third party's on whom the Company relies; the effect a breach in customer security could have; the effect on the operations of the Company if it is unable to adapt to changing technology; and the effect a possible misinterpretation of new policies or lack of awareness could have n operation are forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. The Company's actual results may differ significantly from management's expectations.

Results of Operations. The Company has not yet realized any revenue from operations, nor does it expect to in the foreseeable future. The Company's only source of liquidity in the next 12 months will be the sale of its securities. The Company has limited cash reserves and is dependent on raising significant funds in order to develop and commercially exploit its financial services website. In the event the Company is unable to raise significant funds, the Company will be unable to implement its business plan.

The Company intends to provide international banking and securities services over the Internet, including services such as (i) an integrated checking card, credit card, debit card, ATM access, numbered account access card, (ii) 24-hour full service brokerage services, available online, (iii) ability to purchase high-yield certificates of deposit over the Internet, with an option for investors to have a percentage of their investments secured by precious metals and (iv) use of comprehensive offshore banking facilities. The Company will provide fully-insured account protection for its customers. The Company plans to provide its customers with access to securities and banking markets and facilities in Hong Kong, Tokyo and India, as well as European and North American markets.

Year 2000 Compliance. Historically, certain computer programs were written using two digits rather than four digits to define the applicable year. As of the date of this registration statement, the Company has not leased any equipment which would be impacted by anticipated Year 2000 problems; however, in recognition of Year 2000 issues, the Company is committed to leasing electrical equipment which the supplier guarantees to be Year 2000 compliant. Although the Company plans to lease electrical equipment which is Year 2000 compliant, the Company may still encounter Year 2000 readiness problems. Accordingly, the Company's anticipated software may recognize a date using "00" as 1900 rather than the Year 2000, which could result in major systems failures or miscalculations, commonly referred to as the "Year 2000" or "Y2K" issue.

The Company may discover Year 2000 readiness problems in its internally developed systems that will require substantial revision. In addition, third-party software, hardware or services incorporated into the Company's computer systems may need to be revised or replaced, all of which could be time-consuming and expensive. If the Company cannot repair or replace its internally developed proprietary software or third-party software, hardware or services before January 1, 2000, the Company's operating costs could be increased and the Company could experience business interruptions which could harm its business. Additionally, if the Company cannot adequately address Year 2000 readiness issues in its internally developed proprietary software, the Company could be subject to claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time consuming to defend. In addition, the software and systems of governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of the Company's control may not be Year 2000 compliant. If these entities are not Year 2000 compliant, a systemic failure beyond the Company's control could result, including a prolonged Internet, telecommunications or general electrical failure. This type of failure would make it difficult or impossible to use the Internet or access to the Company's website and would prevent the Company from providing its online banking and securities services. If a prolonged failure of this type should occur, the Company's business would be severely harmed. If the Company's advertisers and sponsors are not Year 2000 compliant, they may defer or cancel advertising scheduled to appear on the Company's website, which could adversely affect the Company's financial results.

The Company anticipates performing an assessment of major information technology systems and expects that all necessary modifications or replacements will be completed in a timely manner to assure that the Company's computer systems are Year 2000 compliant. Based on current estimates, the costs of addressing this issue are not expected to have a material adverse effect on the Company's financial situation, results of operations or cash flows. The potential impact of the Year 2000 issue on significant customers, vendors and suppliers of the Company cannot be reasonably estimated at this time.

Increase in Costs of Transmitting Documents and Data. The cost of transmitting documents and data over the Internet may increase. The Company may not be able to increase prices to cover these rising costs. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet and online service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. In addition, foreign laws and state tax laws and regulations relating to the provision of services over the Internet are still developing. If individual states impose taxes on services provided over the Internet, the Company's cost of providing services may increase to the extent that they become non-competitive.

Business Interruption; Reliance on Computer and Telecommunications Infrastructure. The Company's success will be dependent, in large part, on the Company's continued investment in sophisticated telecommunications, computer systems and computer software. The Company anticipates making significant expenditures for the acquisition, development and maintenance of such technologies in an effort to remain competitive and anticipates that such expenditures will be necessary on an ongoing basis. Moreover, computer and telecommunication technologies are evolving rapidly and are characterized by short product life cycles, which requires the Company to anticipate technological developments. There can be no assurance that the Company will be successful in anticipating, managing or adopting such technological changes on a timely basis or that the Company will have the cash necessary to acquire new technologies or improve existing technologies. In addition, the Company's business is highly dependent on its computer and telecommunications equipment and software systems, the temporary or permanent loss of which, by physical damage or operating malfunction, could have a material adverse effect on the Company's business. Operating malfunctions in the software systems of financial institutions, market makers and other parties might have an adverse affect on the operations of the Company. The Company's business is materially dependent on service provided by various local and long distance telephone companies. A significant increase in the cost of telephone services that is not recoverable through an increase in the price of the Company's services, or any significant interruption in telephone services, could have a material adverse effect on the Company.

Dependence on Continued Growth in Use of the Internet; Technological Change. The Company's future success is substantially dependent upon continued growth in the use of the Internet for banking and securities transactions. E-commerce over the Internet, generally and online banking and securities trading, specifically, are relatively new and predicting the extent of further growth, if any, in Internet transactions is difficult. There can be no assurance that such forms of commerce over the Internet will increase or that extensive e-commerce will continue to be transacted over the Internet. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including lack of acceptable security technologies, potentially inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development and commercialization of performance improvements, including high speed modems. In addition, to the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed upon it by such potential growth or that the performance or reliability of the Internet will not be adversely affected by this continued growth. If use of the Internet does not continue to grow, or if the Internet infrastructure does not effectively support growth that may occur, the Company's business, operating results and financial condition would be materially and adversely affected. The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands and frequent new product introductions and enhancements. For example, to the extent that higher bandwidth Internet access becomes more widely available through cable modems or other technologies, the Company may be required to make significant changes to the design and content of its online properties in order to compete effectively. Failure of the Company to effectively adapt to these or any other technological developments could adversely affect the Company's business, operating results and financial condition. Increasing the size of the Company's user base for online banking and Internet securities transactions in the face of significant and perhaps increasing, competition is critical to increasing the Company's revenues. If the Company cannot increase the size of its user base it may not be able to generate additional revenues, which could leave the Company unable to maintain or grow its businesses. To increase its user base, the Company must (i) expand and develop its services, (ii) comply with all applicable banking and securities laws in the jurisdictions in which it does business, (iii) develop brand recognition through advertising and syndication,
(iv) enhance its technology to improve the functionality of its websites and (v) offer attractive electronic commerce opportunities to electronic commerce sponsors and users. If the Company does not achieve these objectives to increase its user base, its business could be harmed.

The Internet has experienced and is expected to continue to experience, significant growth in number of users and amount of traffic. If the Internet continues to experience increased numbers of users, frequency of use or increased bandwidth requirements, the Internet infrastructure may not be able to support these increased demands or perform reliably. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure and could face additional outages and delays in the future. These outages and delays could reduce the level of Internet usage and traffic on the Company's websites. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity. If the Internet infrastructure is not adequately developed or maintained, use of the Company's Internet services may be reduced. Even if the Internet infrastructure is adequately developed and maintained, the Company may incur substantial expenditures in order to adapt its services and products to changing Internet technologies. Such additional expenses could severely harm the Company's financial results.

The Company's systems may fail due to natural disasters, telecommunications failures and other events, any of which would limit user traffic. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage the Company's communications hardware and computer hardware operations for its websites and cause interruptions in services. Computer viruses, electronic break-ins or other similar disruptive problems could cause users to stop visiting the Company's websites and cause advertisers and sponsors to terminate any agreements with the Company. If any of these circumstances occurred, the Company's business could be harmed. The Company's insurance policies, if any, may not adequately compensate it for any losses that may occur due to any failures of or interruptions in the Company's systems. The Company does not presently have a formal disaster recovery plan. The Company's websites must accommodate a high volume of traffic and deliver frequently updated information. The websites may experience slower response times or decreased traffic for a variety of reasons. In addition, the Company's users will depend on Internet service providers, online service providers and other website operators for access to its websites. Many of these providers and operators will have experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to the Company's systems. Any of these system failures could harm the Company's business.

Technological Factors. The market for the products and technology developed by the Company is characterized by rapidly changing technology which could result in product obsolescence or short product life cycles. These market characteristics are exacerbated by the emerging nature of this market and the fact that many companies currently provide or are expected to introduce products and services similar to those offered by the Company in the near future. Similarly, the industry is characterized by continuous development and introduction of new products and technology to replace outdated products and technology. Accordingly, the ability of the Company to compete will be dependent upon the ability of the Company to enhance and improve its products and technology and provide new and innovative products and technology. There can be no assurance that competitors will not develop technologies or products that render the products and technology of the Company obsolete or less marketable. The Company will be required to adapt to technological changes in the industry and develop products and technology to satisfy evolving industry or customer requirements, any of which could require the expenditure of significant funds and resources and the Company does not have a source or commitment for any such funds and resources. Development efforts relating to the technological aspects of the various products and technologies to be developed by the Company are not substantially completed. Accordingly, the Company will continue to refine and improve those products and technologies. Continued refinement and improvement efforts remain subject to the risks inherent in new product development, including unanticipated technical or other problems which could result in material delays in product commercialization or significantly increase costs. In addition, there can be no assurance that those products and technologies will prove to be sufficiently reliable or durable in wide spread commercial application. The products or technologies to be developed by the Company will be the result of significant research and development. Although management of the Company believes that such research and development will proceed satisfactorily, such research and development may contain a result in errors which become apparent subsequent to significant and substantial commercial utilization. In such case, the Company would be required to modify such products or technologies and continue with additional research and development, which may delay the plans of the Company and cause the Company to incur additional cost.

Government Regulation and Legal Uncertainties. As specified above, the Company is and will continue to be, subject to governmental regulation and laws of general application in the various governmental jurisdictions in which it operates or has physical offices, as to all of which the Company believes it is currently in material compliance. Any future modification of and the cost of compliance with, these laws and regulations could have a material adverse effect on the business, financial condition and results of operation of the Company.

The Company is or will be subject to various state, federal and foreign banking and securities regulations and to other regulations applicable to businesses generally. Additionally, laws regulating Internet banking and securities transactions are directly applicable to the Company's proposed commerce on the Internet. Due to the increasing popularity and use of the Internet, it is possible that a number of additional laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. The European Union has recently adopted privacy and copyright directives that may impose additional burdens and costs on the Company's international operations. In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission ("FCC") in the same manner as other telecommunications services. For example, America's Carriers Telecommunications Association ("ACTA") has filed a petition with the FCC for this purpose. In addition, because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate Internet Service Providers ("ISPs") in a manner similar to long distance telephone carriers and to impose access fees on the ISPs. If either of these petitions is granted, or the relief sought therein is otherwise granted, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in use of the Internet, which could in turn decrease the demand for the

Company's services. A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect the Company's opportunity to derive financial benefit from such activities. In addition, a number of other countries have announced or are considering additional regulation in many of the foregoing areas. Such laws and regulations if enacted in the United States or abroad could fundamentally impair the Company's ability to provide access to its Internet banking and securities services, or substantially increase the cost of doing so, which would have a material adverse effect on the Company's business, operating results and financial condition. Moreover, the applicability to the Internet of the existing laws governing issues such as property ownership, copyright and personal privacy is uncertain and the Company may be subject to claims that its services violate such laws. Any such new legislation or regulation in the United States or abroad or the application of existing laws and regulations to the Internet could have a material adverse effect on the Company's business, operating results and financial condition.

Concerns About Transactional Security. Concerns about transactional security may hinder the Company's electronic commerce strategy. A significant barrier to electronic commerce is the secure transmission of confidential information over public networks. Any breach in the Company's security could expose it to a risk of loss, litigation and possible liability. The Company may rely on encryption and authentication technology licensed from third parties to provide secure transmission of confidential information. As a result of advances in computer capabilities, new discoveries in the field of cryptography or other developments, a compromise or breach of the algorithms the Company anticipates using to protect customer transaction data may occur. A compromise of the Company's security could severely harm its business. A party who is able to circumvent the Company's security measures could misappropriate proprietary information, including customer credit or other financial information, or cause interruptions in the operation of the Company's websites. The Company may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. However, protection may not be available at a reasonable price or at all. Concerns over the security of electronic commerce and the privacy of users may also inhibit the growth of the Internet as a means of conducting commercial transactions.

The Company anticipates utilizing the security protocol Secure Sockets Layer ("SSL"). SSL provides data encryption, server authentication and message integrity verification. Information will be passed from a web server to an Internet transactional server, which will have three-tiered architecture providing a double firewall, ongoing penetration tests, the use of digital signatures to ensure authentication and the housing of information databases on a Microsoft SQL server, which implements Microsoft NT Security. The Company's customers will be further insulated from security breaches by the Company's use of two dedicated networks designed to handle specific functions. By placing all of its business logic and event logging within the Internet banking server, the Company will be able to incorporate new Internet security technologies as they evolve. The Company also plans to use a security analyzer, which will monitor login attempts in order to prevent unauthorized access to the system.

If the Company's security measures do not prevent security breaches, the Company could suffer operating losses, damage to its reputation, litigation and possible liability. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the Company's encryption and authentication technology and could enable an outside party to steal proprietary information or interrupt the Company's operations. As the Company relies upon encryption and authentication technology to provide secure transmission of confidential information telecommunications. Frequent or prolonged interruptions of these services could result in significant losses of revenues. These types of occurrences could also cause users to perceive the Company's products and services as not functioning properly and therefore cause them to use other methods to deliver and receive information over the Internet.

The FDIC requires online banking services operating within its jurisdiction to adopt and comply with mitigating security measures as specified in the FDIC's Manual of Examination Policies for Electronic Banking ("manual"). Section 4.6 of the Manual specifies that online banking services must implement physical and system access controls, including on-site security, system passwords, firewalls, encryption and intruder detection mechanisms. Online banking services must also utilize authentication controls to preserve the integrity of the data, including acknowledgment protocols, such as batch totaling, sequential numbering, one-for-one checking against the control file, anti-virus software, offsite backup and contingency planning for loss of power, earthquakes and system failures. Online banking services must also use computerized logs, digital signatures, edit checks and redundancy. The Company's implementation of these security systems and protocols will require significant funds, which are not presently available to the Company. The Company's failure to implement these security systems and protocol would have an adverse affect on the Company's operations and might lead to regulatory action by the FDIC.

Finally, the FDIC recognizes that online banking services may inadvertently be in noncompliance with state and federal banking regulations as a result of uncertainty over online banking regulations and the applicability of those rules and regulations to particular online banking services. Therefore, the FDIC requires online banking services to budget sufficient funds for legal reviews and opinions regarding compliance with all applicable online banking rules and regulations.

Risks Associated with International Operations and Expansion. A key part of the Company's strategy is to promote and commercially exploit its services in international markets, as the Internet is an international medium. There can be no assurance that the Company will be able to successfully market and operate its services in foreign markets. In addition to the uncertainty as to the Company's ability to generate revenues from foreign operations and create an international presence, there are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, export restrictions, trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, software piracy, seasonal reductions in business activity in certain other parts of the world and potentially adverse tax consequences, which could adversely impact the success of the Company's international operations. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's potential future international operations and, consequently, on the Company's business, operating results and financial condition. In order to attract and retain a user base, the Company plans significant expenditures on sales and marketing, content development, technology and infrastructure. Many of these expenditures may be planned or committed in advance and in anticipation of future revenues. If the Company's revenues in a particular quarter are lower than it anticipates, it may be unable to reduce spending in that quarter. As a result, any shortfall in revenues would likely adversely affect the Company's quarterly operating results.

The Company may sell its services in currencies other than the United States Dollar, which would make the management of currency fluctuations difficult and expose the Company to risks in this regard. The Company's results of operations are subject to fluctuations in the value of various currencies against the United States Dollar. Although management will monitor the Company's exposure to currency fluctuations, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's business, results of operations or financial condition.

Liquidity and Capital Resources. After payment of development and operating expenses, the Company had cash resources of $4,430.00 at September 30, 1999. The cash and equivalents constitute the Company's present internal sources of liquidity. Because the Company is not presently generating any revenues, the Company's only external source of liquidity is the sale of its capital stock. The Company believes its present cash resources are not sufficient to develop and commercially exploit its financial services websites. The Company is therefore dependent upon raising additional capital if it is to successfully implement its business plan. The Company's failure to raise significant additional funds will have an adverse affect on the Company's business operations.

Item 3. Description of Property

Property held by the Company. As of the dates specified in the following table, the Company held the following property:



================================================================================

               Property                                    October 1, 1999
================================================================================

     Cash and equivalents                                     $4,430.00
--------------------------------------------------------------------------------

     Intellectual Property and Domain Names                    Unknown
--------------------------------------------------------------------------------


The Company defines cash equivalents as all highly liquid investments with a maturity of three months or less when purchased. The Company does not presently own any interests in real estate, inventory or equipment.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners. Other than officers and directors, there are no persons who are beneficial owners of 5% or more of the Company's issued and outstanding common stock.

     (b) Security Ownership of Management. The directors and principal executive officers of the Company beneficially own, in the aggregate, 900,000 shares of the Company's common stock, or approximately 10.6% of the issued and outstanding shares, as set forth on the following table:

===========================================================================================================================
Title of Class                     Name and Address of             Amount and Nature of                  Percent of Class
                                   Beneficial Owner                Beneficial Owner
===========================================================================================================================
Common Stock                       Robert C. Lockwood                       900,000 shares.
                                   12746 Campbell Place             (Mr. Lockwood is President and
                                   Surrey, British Columbia,        a director of the Company)                   10.6%
                                   Canada V3V 6C8
---------------------------------------------------------------------------------------------------------------------------
Common Stock                       All officers and directors as
                                   a group                                      900,000                          10.6%
---------------------------------------------------------------------------------------------------------------------------

* Robert E. Gove, Secretary and a director of the Company, is currently negotiating with an existing shareholder to acquire up to 100,000 shares of the Company's $.001 par value common stock. As of the filing date of this registration statement, this proposed acquisition has not been consummated.

Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons

The directors and principal executive officers of the Company are as specified on the following table:

================================================================================

     Name                       Age                   Position
================================================================================


Robert C. Lockwood               39         President, Treasurer and Director
--------------------------------------------------------------------------------


Robert E. Gove                   73         Secretary and Director
--------------------------------------------------------------------------------

James Davis                      57         Director
--------------------------------------------------------------------------------

Robert C. Lockwood is the President and a director of the Company. From 1980 to 1985 Mr. Lockwood was the owner of Squeeky Clean window washing in the province of Ontario, Canada. From 1985 to 1990, Mr. Lockwood was the owner of Garfield's Snack Bar & Grill in Vancouver, British Columbia, Canada. From 1990 to 1995 Mr. Lockwood was the owner of Garfield's Snack Bar & Grill located in Kamlope, British Columbia, Canada. From 1995 to the present Mr. Lockwood has been the owner and operator of Dream Development & Landscape, located in Surrey, British Columbia, Canada.

Robert E. Gove is the Secretary and a director of the Company. Mr. Gove is currently the President and a co-founder of Corporate Management Associates, Inc., a corporation organized pursuant to the laws of Nevada in 1991 ("CMAI"). CMAI is a consulting firm specializing in strategic corporate planning with an emphasis in finance and accounting. From 1949 to the present, Mr. Gove has gained significant corporate experience in a variety of industries where he worked as an officer, director, manager and senior staff member for such companies as Hughes Aircraft, General Motors, Chrysler Corporation, Hughes Helicopter, Ford Motor Company and Catalina Air Lines. Mr. Gove received a Bachelor of Sciences degree in Finance, with a minor in Engineering, from Northwestern University and a Masters of Business Administration from the University of Southern California. In addition, Mr. Gove has completed the advanced management programs at Claremont University, University of San Diego and University of Southern California. Mr. Gove has served on the business and accounting school advisory council at several junior colleges in addition to serving as a member of advisory groups for advanced management programs. Mr. Gove is an active member and held director and officer positions at all levels with the local, regional and national Institute of Management Accountants.

James Davis, 57, is a director of the Company. Mr. Davis received a Bachelor of Sciences degree in 1964 and a Bachelor of Arts degree in Communications in 1966 from St. Dunstans University in Canada. In 1970, Mr. Davis was designated a Certified General Accountant. Mr. Davis worked for Revenue Canada as a tax auditor from 1966 to 1975. From 1975 to 1991, Mr. Davis was a self-employed business consultant. Mr. Davis spent several years with the government of the Northwest Territories and spent the past 15 years with the Canada Department of Indian and Northern Development as an auditor. Mr. Davis retired from government work in late 1996.

There is no family relationship between any of the officers and directors of the Company. Other than the officers, there are no significant employees expected by the Company to make a significant contribution to the business of the Company.

There are no orders, judgments or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any officer or director of the Company from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are any officer or director of the Company so enjoined.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year.

   =============================================================================
      Name of individual or         Capacities in which             Aggregate
        Identity of Group        remuneration was received         remuneration
   -----------------------------------------------------------------------------
           None(1)                        None                        None
   -----------------------------------------------------------------------------

There was no compensation paid to any executive officer of the Company during the Company's last completed fiscal year.

Item 7. Certain Relationships and Related Transactions

Compensation to Officers and Directors of the Company. In January 1999 and prior to Robert C. Lockwood's appointment as the President and a director of the Company, the Company paid Mr. Lockwood $94,000.00 for consulting services rendered to the Company. In addition, during the year 1999, the Company reimbursed Robert E. Gove, the Secretary and a director of the Company, approximately $285.00 for out-of-pocket expenses incurred on behalf of the Company. As of December 31, 1997 and with the exception of the two payments disclosed supra, no compensation has been paid or accrued to any of the officers or directors of the Company.

Related Party Transactions. In July 1998, Mark J. Bryn, Esq., the Company's incorporator and initial promoter, transferred 900,000 shares of his common stock pursuant to a private transaction to Robert L. Lockwood, the President and a director of the Company. See "Transactions with Promoters." In addition, Karl
J. Harz was the Company's President, Secretary, Treasurer and sole director from January 1999 to April 1999. In September 1999, the Company paid Mr. Harz $1,000.00 for consulting services regarding general corporate matters.

Stock Option Plans. The Board of Directors of the Company anticipates adopting a stock option plan ("Stock Option Plan"). Pursuant to the provisions of the proposed Stock Option Plan, 1,000,000 shares of the Company's common stock will be reserved for issuance upon exercise of options. The Stock Option Plan will be designed to retain qualified and competent officers, employees and directors of the Company. The Company's Board of Directors, or a committee thereof, shall administer the Stock Option Plan and will be authorized, in its sole and absolute discretion, to grant options thereunder to all eligible employees of the

--------

     (1)The officers and directors of the Company received no direct compensation from the Company during the Company's most recent fiscal year. The officers and directors of the Company are reimbursed for expenses incurred on behalf of the Company.

Company, including officers and directors (whether or not employees) of the Company. Options will be granted pursuant to the provisions of the Stock Option Plan on such terms and at such prices as determined by the Company's Board of Directors. Options granted pursuant to the Stock Option Plan will be exercisable after the period specified in the option agreement. Options granted pursuant to the Stock Option Plan will not exercisable after the expiration of ten years from the date of grant. The Stock Option Plan will also authorize the Company to make loans to optionees to enable them to exercise their options. At present, no options have been granted.

Transactions with Promoters. The Company issued 975,000 shares of common stock to Mark J. Bryn, Esq., the incorporator and initial promoter of the Company, as compensation for his management and organizational services provided to the Company. In July 1998, Mr. Bryn transferred 900,000 shares to Robert C. Lockwood, the President and a director of the Company. As of the date of this registration statement, Mr. Bryn owns 75,000 shares of the common stock of the Company.

Item 8. Legal Proceedings

There are no legal actions pending against the Company, to management's knowledge, nor are any such legal actions contemplated.

Item 9. Market For Common Equity and Related Stockholder Matters

The Company participates in the OTC Bulletin Board, an electronic quotation medium for securities traded outside of the Nasdaq Stock Market and prices for the Company's common stock are published on the OTC Bulletin Board under the trading symbol "EBUX". This market is extremely limited and the prices quoted are not a reliable indication of the value of the Company's common stock. Over the last 52 weeks, the Company's common stock had a low bid price of $1.25 per share and a high bid price of $2.88 per share. The bid price is currently approximately $1.75 per share.

The Company is authorized to issue 50,000,000 shares of $.001 par value common stock. The Company has not authorized any preferred stock.

The  Company  currently  has  8,500,000  shares of its common  stock  issued and outstanding. The Company's issued and outstanding stock is held by ten (10) holders, who hold, in the aggregate, 52 certificates evidencing ownership of the Company's common stock. Eight (8) of the stockholders hold individual certificates of the Company's common stock and two (2) stockholders hold multiple certificates of the Company's common stock. Cede & Company in New York holds 15 certificates representing 1,519,00 shares of the Company's common stock and Laiy Limited in Nassau, Bahamas holds 31 certificates representing 6,000,000 shares of the Company's common stock.

Item 10. Recent Sales of Unregistered Securities

There have been sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

On or about December 30, 1998, the Company sold 2,500,000 units of ownership interest in the Company for $.05 per unit. Each unit consisted of one (1) share of $.001 par value common stock and two (2)share purchase warrants, each such warrant entitling the holder to purchase one (1) additional common share at any time on or before one (1) year from the date of unit purchase at an exercise price of $0.175 per share. On or about January 17, 1999, the Company's Board of Directors adopted a resolution reducing the warrant exercise price to $0.005 per share. All of those warrants were exercised during the period January 20, 1999, through and including February 14, 1999.

Item 11. Description of Securities

     The Company is authorized to issue 50,000,000 shares of $.001 par value common stock, each share of common stock having equal rights and preferences, including voting privileges. As of October 1, 1999, 8,500,000 shares of the Company's common stock were issued and outstanding. The Company has not authorized any preferred stock.

     The shares of $.001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to voting rights as provided in Section 607.097 of the Florida General Corporation Act ("FGCA"), dividends as provided in Section 607.137 of the FGCA, and other privileges pursuant to the FGCA.

Item 12. Indemnification of Directors and Officers

     Article X of the Company's Articles of Incorporation, as filed on January 4, 1998 by the Company when it was named American Financial Services, provides ". . . no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its By-Laws or in any resolution of its stockholders or directors, to undertake to indemnify the officers and directors of this corporation against any contingency or peril as may be determined to be in the best interests of this corporation". As of the date of this registration statement, the Company has not adopted By-Laws.

     The Company will enter into indemnification agreements with each of its executive officers and directors pursuant to which the Company agrees to indemnify each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been an officer, director, employee or agent of the Company. Pursuant to Section 607.014 of the FGCA, in order to be entitled to indemnification by the Company, such person must have acted in good faith and in a manner such person believed to be in the best interests of the Company and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

Item 13. Financial Statements.

     Copies of the financial  statements  specified in Regulation  228.310 (Item
310) are filed with this registration statement, Form 10-SB (see Item 15 below).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     There have been no disagreements with the Company's accountants since the formation of the Company as required to be disclosed pursuant to Item 304 of Regulation S-B. The Company's initial accountant was Barry L. Friedman, P.C. in Las Vegas, Nevada. Since Mr. Friedman exclusively represents non-active corporations, the Company has retained Schvaneveldt, C.P.A. & Company in Salt Lake City, Utah.

Item 15. Financial Statements and Exhibits


(a) Index to Financial Statements.                                           Page
----------------------------------                                           ----
Independent Auditors Report                                                  F-1

Balance Sheets for the period Ending September 30, 1999 (unaudited)          F-2
and December 31, 1998 and 1997 (audited)

Statements of Operations as accumulated from July 17, 1992 to                F-3
September 30. 1998 (unaudited) and the years ended
December 31, 1998 and 1997 (audited)

Statement of Stockholders' Equity from July 17, 1992 to                      F-4
September 30, 1998

Statements of Cash Flows as accumulated from July 17, 1992                   F-5
(unaudited) adn for the periods January 1, 1999 and 1998 to
September 30, 1999 and 1998 (unaudited) and for the years
ended December 31, 1998 and 1997 (audited)

Notes to Financial Statements                                                F-6 through F-9


(b) Index to Exhibits.

Copies of the following documents are filed with this registration statement, Form 10-SB as exhibits:

Index to Exhibits                                                   Page
-----------------                                                   ----

3.1    Articles of Incorporation dated July 17, 1992           E-1 through E-4
       (Charter document)

3.2    Reinstatement of Corporation dated June 4, 1998         E-5 through E-6
       (Charter document)

3.3    Articles of Amendment to Articles of                    E-7 through E-10
       Incorporation dated June 4, 1998
       (Charter document)

3.4    Articles of Amendment to                                E-11 through E-12
       Articles of Incorporation dated October 26, 1998
       (Charter document)

3.5    Articles of Amendment to Articles                       E-13 through E-14
       of Incorporation dated January 11, 1999
       (Charter document)

3.6    Articles of Amendment to Articles                       E-15 through E-16
       of Incorporation dated April 1, 1999
       (Charter document)

10     Letter of Intent                                        E-17 through E-19
       Dated May 7, 1999

11     Statement of Computation of                    (to be filed by amendment)
       Per Share Earnings

23     Consent of Auditor                                      E-20

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, NETWORTHUSA.COM, INC. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Surrey, British Columbia, Canada, on October 4, 1999.

                                                      NETWORTHUSA.COM, INC.
                                                      a Florida corporation

                                                      By: /s/ Robert C. Lockwood
                                                         -----------------------

                                                      Its: President

                             Schvaneveldt & Company
                           Certified Public Accountant
                        275 East South Temple, Suite #300
                           Salt Lake City, Utah 84111
                                 (801) 521-2392

Darrell T. Schvaneveldt, C.P.A.

                           Independent Auditors Report

Board of Directors
NETWORTHUSA.Com., Inc.
(A Development Stage Company)

I have audited the accompanying balance sheets of NETWORTHUSA.Com., Inc. (a development stage company), as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of NETWORTHUSA.Com., Inc., (a development stage company), as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has no operating capital or operation from which to obtain operating capital. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/S/ Schvaneveldt & Company
Salt Lake City, Utah
October 6, 1999

                             NETWORTHUSA.Com., Inc.
                          (A Development Stage Company)
                                 Balance Sheets
            September 30, 1999 (Unaudited) December 31, 1998 and 1997

                                           (Unaudited)
                                            September    December      December
                                            30, 1999     31, 1998      31, 1997
                                            --------     --------      --------
   Assets

Current Assets
   Cash                                     $   4,430    $ 124,990    $       0
                                            ---------    ---------    ---------

       Total Assets                         $   4,430    $ 124,990    $       0
                                            =========    =========    =========


       Liabilities & Stockholders' Equity

Current Liabilities
   Accounts Payable                         $   2,843    $ 124,615    $     -0-
   Loan Payable - Shareholder                   5,000          -0-          -0-
                                            ---------    ---------    ---------

       Total Current Liabilities                7,843      124,615          -0-

Stockholders' Equity
   Common Stock; 50,000,000 Shares
     Authorized at $0.001 Par Value;
     8,500,000; 3,500,000 Shares
     & 1,000,000 Shares Issued &
     Outstanding Retroactively Restated         8,500        3,500        1,000
   Paid In Capital                            139,825      119,825        1,500
   Deficit Accumulated in the
     Development Stage                       (151,738)    (122,950)      (2,500)
                                            ---------    ---------    ---------

       Total Stockholders' Equity              (3,413)         375          -0-
                                            ---------    ---------    ---------

       Total Liabilities &
       Stockholders' Equity                 $   4,430    $ 124,990    $     -0-
                                            =========    =========    =========


    The accompanying notes are an integral part of these financial statements

                             NETWORTHUSA.Com., Inc.
                          (A Development Stage Company)
                            Statements of Operations
             Accumulated from July 17, 1992 (Inception) to September
          30, 1999 (Unaudited) for the Periods January 1, 1999 and 1998
                   to September 30, 1999 and 1998 (Unaudited)
                 for the Years Ended December 31, 1998 and 1997

                                                                  January1,         January 1,          Year               Year
                                                                  1999 to           1998 to            Ended               Ended
                                                                  September         September         December            December
                                             Accumulated          30, 1999          30, 1998          31, 1998            31, 1997
                                             -----------          --------          --------          --------            --------
Revenues                                     $       -0-        $       -0-        $       -0-        $       -0-        $       -0-

Expenses
   Consulting Services                           107,500             13,500                -0-             94,000                -0-
   Legal Fees                                     26,200              6,200                -0-             20,000                -0-
   General & Administrative                       18,038              9,088                -0-              6,450                -0-
                                             -----------        -----------        -----------        -----------        -----------

       Total Expenses                            151,738             28,788                -0-            120,450                -0-
                                             -----------        -----------        -----------        -----------        -----------

       Net Loss                              ($  151,738)       ($   28,788)       $       -0-        ($  120,450)       $       -0-
                                             ===========        ===========        ===========        ===========        ===========

       Loss Per Share                                           ($      .00)       $       -0-       ($      .10)       $        -0-

       Weighted Average
       Shares Outstanding                                          7,388,888         1,000,000          1,208,000          1,000,000


   The accompanying notes are an integral part of these financial statements

                             NETWORTHUSA.Com., Inc.
                          (A Development Stage Company)
                        Statement of Stockholders' Equity
              From July 17, 1992 (Inception) to September 30, 1999

                                                                                  Common Stock          Paid In         Accumulated
                                                                  Shares              Amount            Capital            Deficit
                                                               --------------------------------------------------------------------
Balance, July 17, 1992 (Inception)                                    -0-          $      -0-         $      -0-         $       -0-

Shares Issued for Services
Retroactively Restated                                          1,000,000               1,000              1,500

Loss for Year Ended
December 31, 1992                                                                                                            (2,500)
                                                               --------------------------------------------------------------------

Balance, December 31, 1992                                      1,000,000               1,000              1,500             (2,500)

No Activity from January 1, 1993
to January 1, 1998

Shares Issued for Cash at
$0.05 Per Share                                                 2,500,000               2,500            122,500

Cost of Shares Sold                                                                                       (5,675)

Contributed Capital                                                                                        1,500

Loss for Year Ended
December 31, 1998                                                                                                          (120,450)
                                                               --------------------------------------------------------------------

Balance, December 31, 1998                                      3,500,000               3,500            119,825           (122,950)

Shares Issued for Cash at
$0.005 Per Share                                                5,000,000               5,000             20,000

Loss for Period Ended
September 30, 1999                                                                                                          (28,788)
                                                               --------------------------------------------------------------------

Balance, September 30, 1999                                     8,500,000          $    8,500         $  139,825         ($ 151,738)
                                                               ====================================================================



    The accompanying notes are an integral part of these financial statements

                             NETWORTHUSA.Com., Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                   Accumulated from July 17, 1992 (Inception)
                    to September 30, 1999 & 1998 (Unaudited)
                   and for the Periods January 1, 1999 & 1998
                    to September 30, 1999 & 1998 (Unaudited)
               and for the Years Ended December 31, 1998 and 1997

                                                                      January 1,       January 1,
                                                                       1999 to          1998 to        Year Ended       Year Ended
                                                                      September        September        December         December
                                                     Accumulated       30, 1999         30, 1998        31, 1998         31, 1997
                                                     ------------    -------------    -------------   -------------    -------------
Cash Flows from Operating Activities
   Net Loss                                             ($151,738)       ($ 28,788)       $     -0-       ($120,450)       $     -0-
   Non Cash Expenses                                        2,500              -0-              -0-               0              -0-
   (Decrease) Increase in Operating
     Liabilities;
       Accounts Payable                                     2,843         (121,772)             -0-         124,615              -0-
                                                     ------------    -------------    -------------   -------------    -------------

         Net Cash Provided (Used)
         by Operating Activities                         (146,395)        (150,560)             -0-           4,165              -0-

Cash Flows from Investing Activities                          -0-              -0-              -0-             -0-              -0-

Cash Flows from Financing Activities
   Loans from Shareholders                                  5,000            5,000              -0-             -0-              -0-
   Cash from Sale of Common Shares                        144,325           25,000              -0-         119,325              -0-
   Cash Contributed by Shareholders                         1,500                0              -0-           1,500              -0-
                                                    -------------    -------------    -------------   -------------    -------------

         Net Cash Provided by
         Financing Activities                             150,825           30,000              -0-         120,825              -0-
                                                    -------------    -------------    -------------   -------------    -------------

         Net Increase (Decrease) in
         Cash                                               4,430         (120,560)             -0-         124,990              -0-

         Cash at Beginning of Period                          -0-          124,990              -0-             -0-              -0-
                                                    -------------    -------------    -------------   -------------    -------------

         Cash at End of Period                          $   4,430        $   4,430        $     -0-       $ 124,990        $     -0-
                                                    =============    =============    =============   =============    =============

Disclosure from Operating Activities

   Interest Expense                                     $     -0-        $     -0-        $     -0-       $     -0-        $     -0-
   Taxes                                                      -0-              -0-              -0-             -0-              -0-


    The accompanying notes are an integral part of these financial statements

                             NETWORTHUSA.Com., Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements

NOTE #1 - Organization

The Company was organized on July 17, 1992 under the laws of the state of Florida, as American Financial Seminars, Inc. On October 26, 1998, the Company filed an Amendment to the Articles of Incorporation changing its name to Environmental Oil Technologies, Inc. On January 11, 1999, the Articles of Incorporation were amended changing its name to American Industrial Minerals Group, Inc. On April 1, 1999, Articles of Amendment were filed changing the name to NETWORTHUSA.Com., Inc.

The Company is currently considered to be a development stage company.

NOTE #2 - Significant Accounting Policies

A.   The Company uses the accrual method of accounting.

B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customer.

C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

D. Basic Earnings Per Shares are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted Earnings Per Share shall be computed by including contingently issuable shares with the weighted average shares outstanding during the period. When inclusion of the contingently issuable shares would have an antidilutive effect upon earnings per share no diluted earnings per share shall be presented.

E. Inventories: Inventories are stated at the lower of cost, determined by the FIFO method or market.

F. Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the lease of the related assets of the estimated lives of the assets. Depreciation and amortization is computed on the straight line method.

G. Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

H.   New Technical Pronouncements;
     In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended December 31, 1998.

                             NETWORTHUSA.Com., Inc.
                          (A Development Stage Company)
                    Notes to Financial Statements -Continued-

NOTE #2 - Significant Accounting Policies -Continued-

     In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 130 effective with the fiscal year ended December 31, 1998. Adoption of SFAS No. 130 is not expected to have a material impact on the Company's financial statements.

     In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued for fiscal year beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 131, effective with the fiscal years ended December 31, 1998. Adoption of SFAS No. 131 is not expected to have a material impact on the Company's financial statements.

NOTE #3 - Income Taxes

The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carryforwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal revenue Codes are met. These losses are as follows:


                                           Year of Loss       Amount            Expiration Date
                                ----------------------------------------------------------------
                                                   1992   $    2,500                       2012
                                                   1993          -0-                       2013
                                                   1994          -0-                       2014
                                                   1995          -0-                       2015
                                                   1996          -0-                       2016
                                                   1997          -0-                       2017
                                                   1998      120,450                       2018

                                                                                           1998
   Current Tax Asset Value of Net Operating Loss Carryforwards                         ---------
     at Current Prevailing Federal Tax Rate                                            $ 41,802
   Evaluation Allowance                                                                ( 41,802)
                                                                                       ---------
            Net Tax Asset                                                              $    -0-
                                                                                       =========
            Current Income Tax Expense                                                 $    -0-
            Deferred Income Tax Benefit                                                     -0-


                             NETWORTHUSA.Com., Inc.
                          (A Development Stage Company)
                    Notes to Financial Statements -Continued-

     NOTE #4 - Stockholders' Equity

Common Stock;

     The Company currently has 50,000,000 shares of common stock, with a par value of $0.001 authorized.

Non Cash Financing Activities;

     In 1992, the Company issued 1,000,000 shares for services valued at $2,500.

Stock Split;

     Pursuant to actions of the Sole Director taken on June 1, 1998 the 1,000 issued and outstanding shares of the Company were split on a 1,000 for 1 basis. Retroactive restatement of the issued shares have been made on the balance sheets, statement of stockholders' equity, and in the computation of earnings (loss) per share.

Issuance of Common Shares for Cash;

     On December 30, 1998, the Company issued in a Private Placement under Reg D.-Rule 504, 2,500,000 shares of its common stock at a unit price of $0.05 per unit (see common stock warrants below). The Company realized gross proceeds from the sale of the shares of $125,000. From the gross proceeds the Company paid $5,675 in legal fees incidental to the issuance of the shares.

Common Stock Warrants;

     The shares of common stock issued on December 30, 1998, were issued at a unit price of $0.05. Included in the unit were stock warrants for 5,000,000 shares at an exercise price of $0.175 per share. The warrants entitle the holder to purchase one additional share of common stock for each warrant held at any time on or before one year from the date of acquisition of the units by the purchaser.

Contributed Capital;

     On June 1, 1998, the Company was reinstated in the state of Florida. The Sole Director, an Officer of the Company paid $1,500 in costs, fees and delinquencies to accomplish the reinstatement. The Company issued no shares as compensation and will make no reimbursement to the Director/Officer for the cost of reinstatement.

                             NETWORTHUSA.Com., Inc.
                          (A Development Stage Company)
                    Notes to Financial Statements -Continued-

NOTE #5 - Going Concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has little uncommitted cash and has experienced losses from inception. Without realization of additional adequate financing, it would be unlikely for the Company to pursue and realize its objectives. The Company intends to seek a merger with an existing operating company. In the interim an Officer of the Company has committed to meeting its operating expenses.

NOTE #6 - Subsequent Events

In January 1999, the Company acquired certain mineral rights in British Columbia, Canada, for the issuance of 25,000,000 shares of common stock. The Company also acquired, under license agreement, additional adjoining mineral rights for net profit royalties and development expenditures.

In March 1999, the Company canceled the acquisition of the mineral rights for the return and cancellation of the 25,000,000 shares of common stock and no obligations or liabilities for the cancellation. The Company also canceled all of the other mineral rights license agreements with no liabilities or obligations.

The Company has signed a Letter of Intent, with Kenil International Limited (Kenil) to facilitate its entry into the business of Offshore Electronic Banking, Kenil will act as consultant and provide technical support to the Company in this new endeavor.